UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

(Amendment No. )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Airgain, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

00938A104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]    Rule 13d-1(b)
 [   ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

CUSIP No. 00938A104

1		NAME OF REPORTING PERSONS North Run Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 764,500*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 764,500**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,500**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%**
12		TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 00938A104

1		NAME OF REPORTING PERSONS North Run Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 764,500**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 764,500**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,500**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%**
12		TYPE OF REPORTING PERSON* HC, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 00938A104

1		NAME OF REPORTING PERSONS Todd B. Hammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 764,500**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 764,500**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,500**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%**
12		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 00938A104

1		NAME OF REPORTING PERSONS Thomas B. Ellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 764,500**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 764,500**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,500**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%**
12		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), North Run Advisors, LLC, a Delaware limited liability company (“North Run”), Todd B. Hammer and Thomas B. Ellis (collectively, the “Reporting Persons”).  Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run.  North Run is the general partner of the Investment Manager.  The Investment Manager is the investment manager of certain private pooled investment vehicles (collectively, the “Funds”).  This Schedule 13G relates to shares of Common Stock, $0.0001 par value (the “Common Stock”), of Airgain, Inc., a Delaware corporation (the “Issuer”), held by the Funds.
Item 1(a)            Name of Issuer.
Airgain, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices.
3611 Valley Centre Drive, Suite 150
San Diego, CA 92130

Item 2(a)              Name of Person Filing.

(1) North Run Capital, LP
(2) North Run Advisors, LLC
(3) Todd B. Hammer
(4) Thomas B. Ellis

Item 2(b)             Address of Principal Business Office, or, if none, Residence.

For all Filers:
62 Walnut Street
Wellesley, MA 02481

Item 2(c)             Citizenship or Place of Organization.

(1) North Run Capital, LP is a Delaware limited partnership.
(2) North Run Advisors, LLC is a Delaware limited liability company.
(3) Todd B. Hammer is a U.S. citizen.
(4) Thomas B. Ellis is a U.S. citizen.

Item 2(d)            Title of Class of Securities.

Common Stock, $0.0001 par value.

Item 2(e)            CUSIP Number.

00938A104

Item 3                  Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [X]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) [X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4                 Ownership.

(a)	The Investment Manager, North Run, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 764,500 shares of Common Stock.
(b)
The Investment Manager, North Run, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 7.6% of the outstanding shares of Common Stock.  This percentage was determined by dividing 764,500 by 10,095,181, which is the number of shares of Common Stock outstanding as of November 5, 2021, according to the Issuer’s Form 10-Q filed on November 9, 2021 with the Securities and Exchange Commission.

(c)	The Investment Manager, Todd B. Hammer and Thomas B. Ellis have the shared power to vote and dispose of the 764,500 shares of Common Stock beneficially owned.

Item 5                  Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6                  Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable

Item 8                  Identification and Classification of Members of the Group.

Inapplicable

Item 9                  Notice of Dissolution of Group.

Inapplicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 24-1

Power of Attorney of Thomas B. Ellis, dated February 15, 2018.

Exhibit 24-2

Power of Attorney of Todd B. Hammer, dated February 15, 2018.

Exhibit 99-1

Joint Filing Agreement, dated February 14, 2022, between North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022
NORTH RUN CAPITAL, LP

By:     North Run Advisors, LLC
its general partner

By:          /s/ Thomas B. Ellis*
Name:  Thomas B. Ellis
Title:  Member
and

By:          /s/ Todd B. Hammer*
Name:  Todd B. Hammer
Title:  Member

NORTH RUN ADVISORS, LLC

By:              /s/ Thomas B. Ellis*
Name:  Thomas B. Ellis
Title:  Member

and

By:             /s/ Todd B. Hammer*
Name: Todd B. Hammer
Title:  Member

/s/ Thomas B. Ellis*
Thomas B. Ellis

/s/ Todd B. Hammer*
Todd B. Hammer
* By   /s/ MICHAEL FISHER
  Michael Fisher, Attorney-in-Fact
           Pursuant to Powers of Attorney filed as exhibits hereto

EXHIBIT 24-1

POWER OF ATTORNEY

I hereby constitute and appoint Michael Fisher, as my true and lawful attorney-in-fact to:
(1)
execute for and on my behalf, in my capacity as a member of North Run Advisors, LLC and in my individual capacity, statements of beneficial ownership required to be filed with the Securities and Exchange Commission on Schedule 13G, together with any amendments thereto and all joint filing agreements filed therewith, by North Run Capital, LP, North Run GP, LP, North Run Advisors, LLC, and me, individually, pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder;

(2)
do and perform any and all acts for and on my behalf that may be necessary or desirable to complete and execute and timely file any such Schedule 13G, and any amendments thereto and other forms or agreements associated therewith, with the Securities and Exchange Commission and any stock exchange or similar authority; and

(3)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be to my benefit, in my best interest, or that I am legally required to do, it being understood that the documents executed by such attorney-in-fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

I hereby grant to such attorney-in-fact full power and authority to do and perform any and every act requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.
This Power of Attorney shall remain in full force and effect until the persons identified in clause (1) above are no longer required to file statements of beneficial ownership on Schedule 13G, unless I earlier revoke it in a signed writing delivered to the attorney-in-fact.
IN WITNESS WHEREOF, I have caused this Power of Attorney to be executed as of this 15th    day of February 2018.
/s/ THOMAS B. ELLIS
Signature

Thomas B. Ellis
Name (printed)

EXHIBIT 24-2

POWER OF ATTORNEY

I hereby constitute and appoint Michael Fisher, as my true and lawful attorney-in-fact to:
(1)
execute for and on my behalf, in my capacity as a member of North Run Advisors, LLC and in my individual capacity, statements of beneficial ownership required to be filed with the Securities and Exchange Commission on Schedule 13G, together with any amendments thereto and all joint filing agreements filed therewith, by North Run Capital, LP, North Run GP, LP, North Run Advisors, LLC, and me, individually, pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder;

(2)
do and perform any and all acts for and on my behalf that may be necessary or desirable to complete and execute and timely file any such Schedule 13G, and any amendments thereto and other forms or agreements associated therewith, with the Securities and Exchange Commission and any stock exchange or similar authority; and

(3)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be to my benefit, in my best interest, or that I am legally required to do, it being understood that the documents executed by such attorney-in-fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

I hereby grant to such attorney-in-fact full power and authority to do and perform any and every act requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.
This Power of Attorney shall remain in full force and effect until the persons identified in clause (1) above are no longer required to file statements of beneficial ownership on Schedule 13G, unless I earlier revoke it in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, I have caused this Power of Attorney to be executed as of this 15th    day of February 2018.
/s/ TODD B. HAMMER
Signature

Todd B. Hammer
Name (printed)

EXHIBIT 99-1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.0001 par value, of Airgain, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2022.

Date: February 14, 2022
NORTH RUN CAPITAL, LP

By:      North Run Advisors, LLC
its general partner

By:        /s/ Thomas B. Ellis*
Name:  Thomas B. Ellis
Title:  Member
and

By:        /s/ Todd B. Hammer*
Name:  Todd B. Hammer
Title:  Member

NORTH RUN ADVISORS, LLC

By:              /s/ Thomas B. Ellis*
Name:  Thomas B. Ellis
Title:  Member

and

By:             /s/ Todd B. Hammer*
Name: Todd B. Hammer
Title:  Member

/s/ Thomas B. Ellis*
Thomas B. Ellis

/s/ Todd B. Hammer*
Todd B. Hammer
* By   /s/ MICHAEL FISHER
  Michael Fisher, Attorney-in-Fact
              Pursuant to Powers of Attorney filed as exhibits hereto